SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____)

                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                            (Name of Subject Company)

                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                        (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    846396109
                      (CUSIP Number of Class of Securities)

                                JAMES D. FERGUSON
                       PRESIDENT & CHIEF EXECUTIVE OFFICER
                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                           70 COMMERCE CENTER (29615)
                              POST OFFICE BOX 5231
                        GREENVILLE, SOUTH CAROLINA 29606
                                 (864) 288-8877
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)


[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

                            [Span-America letterhead]




Contact:           James D. Ferguson
                   President and Chief Executive Officer
                   (864) 288-8877, ext. 212

                                                           For immediate release

         SPAN-AMERICA RESPONDS TO JUNE 13, 2003 LETTER FROM JERRY ZUCKER

GREENVILLE, S.C. - (June 23, 2003) -- Span-America Medical Systems, Inc. (NASDAQ: SPAN) announced today that it has sent the following letter to Jerry Zucker in response to his June 13, 2003 letter to its Board of Directors:


      June 23, 2003

     Via Air Courier

     Mr. Jerry Zucker 4838 Jenkins Avenue P.O. Box 5205
     North Charleston, SC  29405

     Dear Mr. Zucker:

     The Board of Directors has received your letter dated June 13, 2003 requesting that the Board submit to the shareholders the question of whether the Amended and Restated Rights Plan should be terminated. The adoption and amendment of the rights plan was appropriately within the scope of the Board's responsibilities acting on behalf of the shareholders and the Company. As previously communicated to you, the Special Committee (which is comprised solely of independent directors) and the full Board have determined that, under the current circumstances, the redemption of the rights under the rights plan is not in the best interests of the Company and its shareholders.

     The rights plan was originally adopted by the Board in 1993 to preserve and protect long-term shareholder value and was amended in March 2003 to extend the initial ten-year term. The purpose of the rights plan is to strengthen the Board's ability, in the exercise of its fiduciary duties, to protect and maximize the long-term value of the shareholders' investment in the Company. The rights plan encourages a potential acquiror to negotiate directly with the Board, which has been elected by the shareholders, is comprised of a majority of independent directors and is able to fully consider the Company's financial condition, business plan and future prospects in exercising its business judgment as to the best way to maximize long-term value for the shareholders. The rights plan also protects against creeping acquisitions of control whereby an acquiror attempts to accumulate significant stock without paying a control premium and protects against efforts to deprive shareholders of the full value of their stock.

     The Board and Special Committee are committed to maximizing the long-term value of the Company for its shareholders. The rights plan enhances the ability of the Board to do so. Terminating the rights plan would remove this significant protection. In fulfilling its duties, the Board will evaluate any legitimate acquisition offer presented to the Board to determine whether it would maximize the Company's value for all of its shareholders. The rights plan provides the means for the Board to fulfill this duty and is not intended to and will not prevent any acquisition that the Board believes is in the best interests of the Company and its shareholders.

     Accordingly, we have determined that a shareholder vote on the termination of the rights plan, which would require the Company to incur substantial expense in order to hold a Special Meeting of Shareholders and solicit proxies, is not in the best interests of the Company or its shareholders.

     Sincerely,

     /s/ Thomas D. Henrion

     Thomas D. Henrion
     Chairman of the Board

About Span-America Medical Systems, Inc.

Span-America manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt(R), PressureGuard(R), Geo-Mattress(R), Span+Aids(R), Isch-Dish(R), and Selan(R) products. The Company also supplies custom foam and packaging products to the consumer and industrial markets. Span-America's stock is traded on The Nasdaq Stock Market's National Market under the symbol SPAN.